SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 27, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

PRESS RELEASE

FOLLOW UP Q&A OF ECOPETROL´S 3Q-09 EARNINGS REPORT

1.	Hocol´s EBIT per barrel

a)	Hocol´s selling price must be calculated based on net production, because Hocol does not sell its royalties as Ecopetrol does.

Up to September, 2009, Hocol´s total net production amounted to 6 mmboe. Gross production as reported was 6.8 mmboe.

b)
Cost of sales for USD194 mn includes USD168.8 mn of cost of sales and USD24.4 mn of non operating income/expenses (accounting exploration write offs for USD 30 mn, income for sale of third parties crude oil for USD 17 mn, and other expenses for USD 8 mn).

c)	EBIT calculation for Hocol corresponds to:

Hocol (USD mn)
Revenues	318,0
COGS	168,8
EBIT	149,2

Net hydrocarbom output
(k boe)	6.000,0

Netback Analysis ($/boe)
Revenues	53,0
COGS	28,1
EBIT	24,9

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

2.	Break up of Operating and Non operating profit for Corporate segment:

COP$ billion
	jan-sep 09	jan-jun 09	Variation
Administrative expenses	0	49	-49
Selling expenses	9	4	5
Exploration&project expenses	23	9	14
Operating profit	-29	-59	30

Pension expenses	-329	-212	-117
Financial, net	459	292	167
Other non operating expenses	-247	-342	95
Non Operating profit	-117	-262	145

Income tax	-41	-92	51

Net income	-105	-229	124

During third quarter of 2009 net income for Corporate segment amounted to COP$124 billion, due to:

a)	The allocation on business units of some administrative expenses and net worth tax in September, 2009, which had not been distributed in June of 2009.

b)	The assignment to Corporate segment of financial interest relating to the subsidies for fuels, which was previously allocated in Refining segment.

3.	Increase of investment in Ecopetrol´s cash flow statement

Net increase in Investment at the end of September, 2009 is due to the disposal of short and long term portfolio investment, mainly bonds and foreign private securities:

COP$ billion
Investment

Current Investment	(3.065)
Long term Investment	(4.161)
Net income under equity method	(80)
Variable yield-shares	1.851
Variation of investment in September, 2009	(5.455)

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Bogotá, Colombia October 27, 2009

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co